Exhibit 12.1

CHELSEA THERAPEUTICS INTERNATIONAL, LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	For the Years Ended December 31,					Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006
Earnings:
Loss before income taxes	—	—	$(3,017)	$(7,916)	$(8,671)	$(6,999)
Plus: Fixed charges	—	—	43	18	19	10
Less: Amortization of capitalized interest	—	—	—	—	—	—

Earnings as adjusted	—	—	(2,974)	(7,898)	(8,652)	(6,989)
Fixed charges:
Interest expense	—	—	34	—	—	—
Interest portion of rental expense	—	—	9	18	19	10

Total fixed charges	—	—	$43	$18	$19	$10
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges (2)	$—	$—	$(3,017)	$(7,916)	$(8,671)	$(6,999)

(1)	Because we had no earnings in each period, it is not possible to calculate the ratio of combined fixed charges and preference dividends to earnings.

(2)	For purposes of this calculation, “earnings” consist of income (loss) before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor for those amounts.